UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-32629

CUSIP NUMBER
16946M104

(Check One):
☐Form 10-K    ☐Form 20-F    ☐Form 11-K   ☒ Form 10-Q    ☐Form 10-D    ☐Form N-SAR    ☐Form N-CSR

For Period Ended:  March 31, 2011
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

China Ceetop.com, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

A2803, Lianhe Guangchang, 5022 Binhe Dadao,

Address of Principal Executive Office (Street and Number)

Futian District, Shenzhen, China 518033

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot file its March 31, 2011 Form 10-Q within the prescribed time period because management has not completed the process of gathering and analyzing the financial information that will be included in the registrant’s Form 10-Q.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

Weiliang Liu	(86-755)	3336-6628
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?    Yes   ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the results cannot be made because the Company requires additional time for compilation and review of its financial results to ensure adequate disclosure of the information required to be included in the Form 10-Q.

The Company completed a material acquisition transaction to acquire all the capital stock of Surry Holdings Limited (“Surry”) during the quarter ended March 31, 2011. The acquisition was treated as a reverse acquisition, wherein Surry was considered the acquirer for accounting and financial reporting purpose. Consequently, the results of operations will be reflected that of Surry, that is significantly different from the corresponding period for the last fiscal year. Please refer to the Schedule 14F-1 filed on January 7, 2011 for the financial statements of Surry.

The Company plans to file its Form 10-Q containing first quarter 2011 results before May 20, 2011.

China Ceetop.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By:	/s/ Weiliang Liu
	Name:	Weiliang Liu
	Title:	Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).